

November 12, 2010

Charles Hazzard
President and Chief Executive Officer
Game Plan Holdings, Inc.
1712 Ravanusa Drive
Henderson, Nevada 89052

> **Re:** **Game Plan Holdings**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 27, 2010**
> **File No. 333-160730**

Dear Mr. Hazzard:

We have reviewed the above-referenced filing and the related response letter dated October 27, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 17, 2010.

Certain Relationships and Related Party Transactions, page 32

1. We note your revised disclosure in response to prior comment 2. Please include a discussion here regarding the lease agreement with Fauscom Investment, Ltd., whose sole shareholder is the mother of your Chief Financial Officer. Your discussion of this related party transaction should address whether the terms of the agreement are no more or less favorable than could be obtained with an unaffiliated third party and should cover the last two fiscal years up to the time of filing. Refer to Item 404(a) and Instruction 2 to Item 404(d) of Regulation S-K.

Notes to Financial Statements

Note 1. General Organization and Business, page F-12

2. We note that your auditors, DeJoya Griffith & Company provided your response to prior comment 4. With regard to this response we have the following comments:

   - Please clarify whether you or DeJoya Griffith & Company prepared the financial statements.

- Please confirm that management is responsible for the response and that the response represents the company's conclusion and is based on an analysis of the appropriate accounting literature conducted by the company's personnel. Please tell us about his or her professional experience and title, do not provide us with names, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

- If you retain individuals who are not your employees or an outside organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting.

3. We note in your response to prior comment 4 that you believe that the reorganization was "akin to a reverse merger." Your response suggests that because there were transactions ongoing between the entities prior to the reorganization that your accounting for the transaction may have differed from that of a reverse merger. As previously requested in prior comment 4, identify the specific accounting literature upon which you relied in accounting for the reorganization and the treatment of the ongoing transactions. Ensure that your response provides sufficient detail so that we may understand the specific steps management undertook in accounting for the transaction.

Exhibits and Financial Statement Schedules

Exhibit 5.1

4. Please provide with your amended filing an updated opinion of counsel as to the legality of the securities being registered.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (949) 453-8774
        Lawrence Horwitz, Esq.
        Horwitz, Cron & Jasper, PLC